SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 24, 2013

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis discloses compensation for new Chairman and Chairman ad-interim

•                        Dr. Joerg Reinhardt to receive total annual compensation of CHF 3.8 million through combination of cash and stock for serving as Chairman of Novartis. Dr. Reinhardt also to be compensated over the period 2014-2016 for lost entitlements from his former employer, in an amount totaling EUR 2.6 million

•                  Prof. Dr. Ulrich Lehner, as ad-interim Chairman, to receive compensation of CHF 1.9 million through combination of cash and stock on a full year basis which will be pro-rated for the Chairman period until July 31, 2013

Basel, April 24, 2013 — Novartis announced today the compensation for the incoming Chairman of the Board, starting August 1, 2013, as well as the pro-rated compensation for the current Chairman ad-interim. This new disclosure ahead of the 2013 Annual Report reflects the commitment to greater transparency by the Board of Directors and the company.

As Novartis Chairman, effective August 1, 2013, Dr. Joerg Reinhardt will receive a total annual compensation valued at CHF 3.8 million. The total compensation is comprised of equal cash and share components as follows:

•                  Cash compensation: CHF 1.9 million (gross) per year

•                  Share compensation: annual value equal to CHF 1.9 million of unrestricted Novartis shares

Dr. Reinhardt will be eligible for pension and insurance benefits according to the standard Novartis benefit plans. There is no variable or other component to his regular compensation unless provided for in the applicable rules and regulations of Novartis.

Dr. Reinhardt will also receive compensation for lost entitlements at his former employer, with a total value of EUR 2.6 million. Payments will be staggered based on the vesting period at his former employer and extend over the period from 2014 until 2016, provided that he remains in office as the Novartis Chairman at the respective due dates.

Prof. Dr. Ulrich Lehner will receive a pro-rated total annual compensation comprised of equal cash and share components valued at CHF 1.9 million for his tenure as Chairman ad-interim, which took effect February 22, 2013, after the company’s Annual General Meeting, and ends on July 31, 2013. The total compensation for this period will be approximately CHF 790,000 (gross). There is no variable or other component to Prof. Dr. Lehner’s compensation.

Following completion of his tenure as Chairman ad-interim, the compensation of Prof. Dr. Lehner will revert to the ordinary compensation for a member of the Novartis Board of Directors as disclosed in the Novartis Annual Report.

Novartis expects to make further disclosures relating to Dr. Daniel Vasella at a future point ahead of the disclosures required for the 2013 Annual Report.

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Disclaimer

This press release contains expressed or implied forward-looking statements, including statements that can be identified by terminology such as “expects,” or similar expressions. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by such statements. These expectations could be affected by, among other things, risks and factors referred to in the Risk Factors section of Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update it in the future.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 128,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Anja von Treskow Novartis Global Media Relations +41 61 324 8137 (direct) +41 79 367 4723 (mobile) anja.von_treskow@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	April 24, 2013	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting